Exhibit 5.2

YUAN TAI LAW OFFICES

中国上海浦东新区浦东南路256号华夏银行大厦14楼

邮编： 200120

电话: 86-21-51150298

传真: 86-21-51150398

14/F,Huaxia Bank Plaza,256 South Pudong Road

Pu Dong New Area

Shanghai 200120, P.R.China

Tel: 86-21-51150298

Fax: 86-21-51150398

April 13, 2016

Legal Opinion

To:	Natural Destiny, Inc., Natural Destiny (BVI) Company Limited Natural Destiny (HK) Co. Limited Shanghai You Yue Trading Co., Ltd. Hangzhou Yezhiyuan Agricultural Development Co., Ltd.

Ladies and Gentlemen:

We have acted as qualified lawyers of People's Republic of China ("PRC') for Natural Destiny, Inc., Natural Destiny (HK) Co. Limited (野之源（香港）有限公司), Shanghai You Yue Trading Co., Ltd. (上海酉悦贸易有限公司) (the "WFOE") and Hangzhou Yezhiyuan Agricultural Development Co., Ltd. (杭州野之缘农业发展有限公司) (the "Yezhiyuan") (the WFOE and Yezhiyuan are collectively known as the "PRC Entities" ) in connection with the transactions contemplated under the contractual arrangements described in Schedule I, by and among the foregoing parties and certain investors signatory thereto (the "Contractual Arrangements").

This opinion is delivered to you pursuant to the Contractual Arrangements.

In our capacity as PRC counsel to the PRC Entities we have examined the originals and/or copies of the documents listed in Schedule 1 hereto and other documents as we have considered necessary or relevant for the purpose of providing this opinion (collectively, the "Documents"). However, we have not carried out independent investigations of PRC Entities and rely on the copies of documents and information provided by PRC Entities which PRC Entities represent are authentic, accurate and complete.

In our examination of the Documents, we have assumed, with your consent, that (a) all Documents submitted to us as copies conform to their originals and all Documents submitted to us as originals are authentic; (b) all signatures, seals and chops on such Documents are genuine; and (c) other than the PRC Entities, all parties have the requisite power and authority to enter into, and have duly executed and delivered under the laws other than those of the PRC, the Documents; (d) all facts and information stated or given in such Documents are true. correct and complete; (e) all natural persons who purport to act for and on behalf of the PRC Entities have sufficient legal capacity to enter into and perform the transactions contemplated by the Contractual Arrangements or to carry out their respective roles in such transactions; (f) each of the Documents has been duly authorized, executed, and delivered by the patties other than the PRC Entities; and (g) in response to our due diligence inquiries, requests and investigations for the purpose of this opinion, all the information and materials provided to us by the PRC Entities are true, accurate, complete and not misleading.

We have further assumed, with your consent, that Natural Destiny, Inc., and Natural Destiny (HK) Co. Limited is duly incorporated, duly organized, validly existing and in good standing under the laws of the jurisdiction of its establishment, and has the corporate power to execute, deliver and fully perform its obligations under the Contractual Arrangements to which it is a party and has taken all necessary corporate action to authorize the execution, delivery and performance by it of the Contractual Arrangements to which it is a party.

In rendering the opinions set forth in this letter, we may have relied (as to matters of fact but not as to legal conclusions), to the extent we deem proper, on Letter of Undertaking issued by Yezhiyuan and Jianrong Xia and Letter of Undertaking issued by WFOE and Jiang Hao (collectively, the "Letters of Undertaking").

This opinion is rendered on the basis of the PRC laws and regulations effective and available to the public as of the date hereof and there is no assurance that any of such laws and regulations will not be changed, amended or replaced in the immediate future or in the longer term with or without retrospective effect.

We have not made any investigation into and do not express any opinion on the laws of any jurisdiction other than the PRC (which, for the purpose of this opinion, excludes the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan).

As used in this opm10n, the term "PRC Governmental Authorization" means any necessary licenses, consents, authorizations, sanctions, permissions, approvals, registrations and certificates from, and filings with any PRC governmental agency or body or any other regulatory body, including but not limited to the Ministry of Commerce ("MOC'), and the State Administration of Foreign Exchange ("SAFE"), the State Administration for Industry and Commerce ("SAIC') or/and their local branches (collectively, "PRC Governmental Authorities" ).

As used in this opinion, the term "PRC Law" means all applicable laws, regulations, rules, orders, decrees, guidelines, judicial interpretations, public policies and other legislation of the PRC or any PRC Governmental Authorities, including tax laws and regulations, in effect on the date of this opinion.

On the basis of the foregoing, we are of the opinion that:

1.	The Contractual Arrangements among the WFOE, Yezhiyuan and its individual shareholder, namely Jianrong Xia (the "Individual Shareholder”) that are governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect.

2.	All PRC Governmental Authorizations were duly obtained in connection with the establishment and business operations of Yezhiyuan.

3.	It is not necessary or advisable under the PRC Laws for the execution, delivery, validity or the performance or the enforceability of the Contractual Arrangements to obtain any PRC Governmental Authorization in connection with the execution, delivery or performance of the Contractual Arrangements, other than registration with competent registration authority (Jiande Administrative Bureau for Industry and Commerce) in relation to the Share Pledge Agreement dated 13 ApriI2016, by and among WFOE, Yezhiyuan and the Individual Shareholder.

4.	The WFOE is duly organized as a wholly foreign-owned enterprise with limited liability and validly existing under the laws of the PRC. The articles of association and the business license of the WFOE are in compliance with the requirements of applicable PRC Law and are in full force and effect. The registered capital of the WFOE is RMB 50,000 and the registered capital has not been contributed yet. Natural Destiny (HK) Co., Limited is the sole shareholder of the WFOE. Based on the Documents we have reviewed and the information provided to us by the WFOE, there is no charge, lien, encumbrance, pledge or any other security interest, option or any other third party right or interest, the exercise of which may lead to the change of shareholdings or the amount of the registered capital of the WFOE.

5.	Yezhiyuan is duly organized as a domestic limited liability company and validly existing under the PRC Law. The articles of association and the business license of Yezhiyuan are in compliance with the requirements of applicable PRC Law and are in full force and effect. The registered capital of Yezhiyuan is RMB 10,000,000, in which 90% has been paid as of the date hereof.[1] Jianrong Xia is the sole shareholder of Yezhiyuan. Based on the Documents we have reviewed and the information provided to us by Yezhiyuan, there is no charge, lien, encumbrance, pledge or any other security interest, option or any other third party right or interest, the exercise of which may lead to the change of shareholdings or the amount of the registered capital of Yezhiyuan.

[1] According to the Articles of Association of Yezhiyuan, the registered capital shall be fully paid up prior to December 1, 2015. According to Article 199 of the Company Law of PRC, any of the promoters or shareholders of a company who makes any false capital contribution or fails to deliver or fails to deliver in time money or non-monetary properties used as capital contribution shall be ordered by the company registration authority to make a rectification and shall be fined not less than 5% but not more than 15% of the sum of false capital contribution. In addition, the shareholder shall undertake joint and several liabilities of the company for up to the unpaid registered capital.

6.	Based on the Letters of Undertaking, the business carried out by Yezhiyuan is within the business scope permitted under its business license. Yezhiyuan owns and validly holds all Governmental Authorizations and has the legal right and authority to conduct its business.

7.	As there is no unified and complete enquiry system of litigation or other legal proceedings in the PRC, we cannot independently investigate the legal proceedings against PRC Entities. After due inquiries and based on the Letters of Undertaking, save as the litigation disclosed below in this opinion, there is no current, pending or threatened PRC legal , regulatory, administrative or other governmental decision, ruling, order, demand, action, proceeding or initiative that, if implemented or adopted in the manner proposed or contemplated, would have a Material Adverse Effect. As used in this opinion, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the PRC Entities, taken as a whole, or on the transactions contemplated hereby or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the PRC Entities to perform their obligations under the Contractual Arrangements.

8.	Based on our review of the Documents and to our best knowledge after due inquiry, there are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any shares of capital of, or direct interest in, any of the PRC Entities, except for those contemplated in the Contractual Arrangements.

9.	The PRC Entities have the lawful corporate power and authority, and has duly obtained all PRC Governmental Authorizations, to execute, deliver and perform the Contractual Arrangements to which it is a party; and the execution, delivery and performance thereof, and the consummation of the transactions contemplated thereby, will not violate any provision of (i) applicable PRC Law, or (ii) the relevant articles of association, business license and other constitutional documents of the WFOE. Assuming the due delivery of the Contractual Arrangements by each of the parties thereto, each of the Contractual Arrangements will constitute the legally valid and binding obligations of the parties thereto, enforceable against such parties in accordance with the terms thereof.

10.	After due inquiry and based on the Documents we have reviewed, (i) none of the PRC Entities has been liquidated or is insolvent, (ii) none of the PRC Entities is subject to any board or shareholder resolution for its winding up or any undertakings to merge, reconstruct or liquidate itself, and (iii) no proceedings have been commenced or been threatened which might render any of the PRC Entities liquidated or insolvent.

11.	We cannot assure you, however, that Yezhiyuan and WFOE will be able to enforce the Contractual Arrangements. Although we believe they are in compliance with current PRC regulations, we cannot assure you that the PRC Governmental Authorities would agree that these Contractual Arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The validity of these Contractual Arrangements are uncertain and the relevant government authorities have broad discretion in interpreting these laws and regulations. If the PRC government determines that the Contractual Arrangements do not comply with applicable laws and regulations, it could revoke their business and operating licenses, require Yezhiyuan or WFOE to discontinue or restrict their respective operations, restrict their right to collect revenues, require them to restructure their respective operations, impose additional conditions or requirements with which they may not be able to comply, or take other regulatory or enforcement actions against Yezhiyuan or WFOE that could be harmful to their businesses. The imposition of any of these penalties would result in a material and adverse effect on their ability to conduct their business.

12.	Due to the substantial uncertainties regarding the interpretation and application of the Enterprise Income Tax Law and its Implementation Rules by PRC Governmental Authorities, should the applicable PRC Governmental Authorities with competent jurisdiction over Yezhiyuan deem the Exclusive Business Cooperation Agreement, dated 13 April 2016, by and among Yezhiyuan, the Individual Shareholder and the WFOE without reasonable business purpose, and making the taxable revenue or income of Yezhiyuan decreases, the PRC Governmental Authorities have the power to make an adjustment by using a reasonable method. Such adjustment shall be within ten years after the taxable year when the transaction is conducted.

13.	On August 8, 2006, six PRC regulatory agencies, namely, the MOC, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission ("CSRC'), and the State Administration of Foreign Exchange, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the "New M&A Rule"), which became effective on September 8, 2006 and were amended on June 22, 2009. The New M&A Rule purports, among other things to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled directly or indirectly by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. Based on the information provided, CSRC approval is not required in respect of the transactions contemplated by the Contractual Arrangements since the WFOE is owned and controlled by non-PRC individuals and the WFOE has been incorporated through direct investment instead of acquisition.

14.	According to the Interim Administration Regulation on Stock Transfer of Non-Public Stock Limited Companies of Shanghai Equity Exchange, under the circumstance that the listing company of Shanghai Equity Exchange is to be listed in other capital market both at home and abroad, termination of the listing of the company shall be carried out and filed. As Yezhiyuan is a Q Board listing company of Shanghai Equity Exchange, termination of the listing of Yezhiyuan on Q Board shall be carried out and filed with Shanghai Financial Office.

15.	Yezhiyuan was found to be involved in ten lawsuits and details of which have been listed below:

S/N	Plaintiff	Defendant	Particulars	Status
1	Yang Geng Qiao (杨耕樵)	Yezhiyaun & Hou Xiang Yang (侯向阳)	Contractual disputes	A Civil Verdict has been rendered on 17 December 2015, ruling that as the Plaintiff fails to pay the litigation costs, the case has been withdrawn.
2	Yuan Jing (袁静)	Yezhiyaun & Hou Xiang Yang (侯向阳)	Contractual disputes	A Civil Verdict has been rendered on 17 December 2015, ruling that as the Plaintiff fails to pay the litigation costs, the case has been withdrawn.
3	Qian Yu Zhu (钱宇珠)	Yezhiyaun & Hou Xiang Yang (侯向阳)	Contractual disputes	A Civil Verdict has been rendered on 17 December 2015, ruling that as the Plaintiff fails to pay the litigation costs, the case has been withdrawn.
4	Zhou Xiao Qing (周晓庆)	Yezhiyaun & Hou Xiang Yang (侯向阳)	Contractual disputes	A Civil Verdict has been rendered on 17 December 2015, ruling that as the Plaintiff fails to pay the litigation costs, the case has been withdrawn.
5	Zhang Jun (张峻)	Yezhiyaun & Hou Xiang Yang (侯向阳)	Contractual disputes	A Civil Verdict has been rendered on 17 December 2015, ruling that as the Plaintiff fails to pay the litigation costs, the case has been withdrawn.
6	Ni Bing (倪冰)	Yezhiyaun & Hou Xiang Yang (侯向阳)	Contractual disputes	A Civil Verdict has been rendered on 17 December 2015, ruling that as the Plaintiff fails to pay the litigation costs, the case has been withdrawn.
7	Li Bin (李斌)	Yezhiyaun & Hou Xiang Yang (侯向阳)	Contractual disputes	A Civil Verdict has been rendered on 17 December 2015, ruling that as the Plaintiff fails to pay the litigation costs, the case has been withdrawn.
8	Ni Yin (倪寅)	Yezhiyaun & Hou Xiang Yang (侯向阳)	Contractual disputes	A Civil Verdict has been rendered on 17 December 2015, ruling that as the Plaintiff fails to pay the litigation costs, the case has been withdrawn.
9	Zhang Yan (张艳)	Yezhiyaun & Hou Xiang Yang (侯向阳)	Contractual disputes	A Civil Verdict has been rendered on 17 December 2015, ruling that as the Plaintiff fails to pay the litigation costs, the case has been withdrawn.
10	Sha Xian (沙娴)	Yezhiyaun & Hou Xiang Yang (侯向阳)	Contractual disputes	In progress. A Civil Verdict has been rendered on 2 November 2015, ruling that RMB959,867 of the bank deposit of Hou Xiang Yang (侯向阳) shall be frozen as property preservation.

Case 1 to Case 9 listed above have been considered withdrawn as of the date hereof. We were furnished with Civil Verdicts only relating to these nine cases and according to our due enquiry and the Letters of Undertaking, Yezhiyuan claims all the facts claimed in these nine cases were fabricated.

On September 1, 2015, an individual named Xian Sha filed a complaint against Yezhiyuan in the people's court of Jiande city, Jiangsu province asserting that Yezhiyuan raised funds through sales of its products to the plaintiff and failed to pay the plaintiff the promised return on her investment in the amount of RMB959,867, which constituted a breach of contract. The plaintiff made a motion to join an individual named Xiangyang Hou as a co-defendant on October 8, 2015. On November 2, 2015, the court issued a civil verdict ordering the bank deposits or other assets of the co-defendant to be frozen pending the final decision of the court. One of Yezhiyuan's bank accounts has also been frozen pursuant to a court verdict dated September 25, 2015. The case proceeded to trial on December 17, 2015. At trial, the plaintiff requested additional time to produce evidence to support her claims and the court approved plaintiffs request. A second hearing will be scheduled by the court for production of evidence and further arguments. As of the date of this opinion, no specific timeline on the second hearing has been informed.

Due to the lack of a uniform and complete enquiry system of judgment documents in the PRC, we cannot independently investigate the litigation, administrative investigation or criminal investigation involving WFOE, Yezhiyuan and/or the Individual Shareholder. According to our due enquiry, the Letters of Undertaking and a confirmation letter issued by Fu Tian Yong Dao Fortune (Shanghai) Management Co., Ltd., the sponsor of Yezhiyuan for its li sting on the Shanghai Equity Exchange Small and Medium-sized Enterprises Equity Quotation System (the "Q Board") dated February 23, 2016, Yezhiyuan is not involved in violation of laws or regulations. Despite that Yezhiyuan claims that the facts stated in the above litigation are fabricated, we cannot verify whether criminal investigation of illegal fund raising against Yezhiyuan and/or its Individual Shareholder will be initiated. If such investigation is initiated, the operation of Yezhiyuan will be materially affected and the business license of Yezhiyuan may be revoked.

This opinion is subject to the following qualifications:

A.	This opinion is subject to (i) any applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar laws affecting creditors' rights generally, (ii) possible judicial or administrative actions or any PRC Law affecting creditors' rights, (iii) certain equitable, legal or statutory principles affecting the enforceability of contractual rights generally under concepts of public interest, interests of the State, national security, reasonableness, good faith and fair dealing, and applicable statutes of limitation, (iv) the discretion of any competent PRC Governmental Authorities, and (v) the disclosures made by the PRC Entities.

This opinion is intended to be used in the context which is specifically referred to herein. Each paragraph should be looked at as a whole and no part should be extracted and referred to independently.

This opinion is solely for the benefit of the persons to whom it is addressed and the respective counsels of such persons. It may not be relied upon by anyone else or used for any other purpose, in each instance, without our prior written consent.

Schedule 1

Contractual Arrangements:

Exclusive Business Cooperation Agreement, dated 13 April2016 by and among WFOE, Yezhiyuan and the Individual Shareholder.

Exclusive Option Agreement, dated 13 April 2016 by and among WFOE, Yezhiyuan and the Individual Shareholder.

Share Pledge Agreement, dated 13 April2016 by and among WFOE, Yezhiyuan and the Individual Shareholder.

Power of Attorney, dated 13 April 2016 by the Individual Shareholder.

Timely Reporting Agreement, dated 13 April 2016 between Natural Destiny Inc. and

Yezhiyuan.

Execution Page

This Legal Opinion Letter is issued by Yuan Tai Law Offices on 13 April 2016.

Yours faithfully

Yuan Tai Law Offices